SEABRIDGE GOLD INC.

                                  News Release


                                  NEWS RELEASE

TRADING SYMBOLS:   TSX-V: SEA                              FOR IMMEDIATE RELEASE
                   AMEX: SA                                      OCTOBER 7, 2005

          SEABRIDGE INCREASES GOLD RESOURCES AT COURAGEOUS LAKE PROJECT RECENT STUDY WARRANTS LOWER CUT-OFF GRADE FOR RESOURCE DISCLOSURE

TORONTO ... Seabridge Gold announced today that, based on independent analysis, the total gold resource at its 100% owned Courageous Lake deposit has been increased by 6%. A total of 185,000 ounces have been added to the measured and indicated categories and 343,000 ounces have been added to the inferred category. The increase is due to a reduction in the estimated cut-off grade from
1.0 grams of gold per tonne to 0.83 grams, reflecting results of the independent Preliminary Assessment study recently completed on the project (see news release dated September 21, 2005). Gold resources for the project are now stated as follows:

         COURAGEOUS LAKE GOLD RESOURCES AT 0.83 GRAMS PER TONNE CUT-OFF

-----------------------------------------------------------------------------------------------------------
              MEASURED                            INDICATED                          INFERRED
-----------------------------------------------------------------------------------------------------------
   Tonnes       Grade      Ounces       Tonnes     Grade      Ounces       Tonnes      Grade      Ounces
   (000's)      (g/T)      (000's)     (000's)     (g/T)      (000's)     (000's)      (g/T)     (000's)
-----------------------------------------------------------------------------------------------------------
    3,378        2.55        277        47,002      2.28       3,445       77,442      2.10       5,229
-----------------------------------------------------------------------------------------------------------

In December 2004, Resource Modeling Inc. (RMI) prepared a Technical Report on Seabridge's Courageous Lake Project located in the Northwest Territories, Canada. (See: http://www.sedar.com/DisplayCompanyDocuments.do?lang=EN&issuerNo=
00007531). In the Technical Report, RMI calculated and stated a gold resource estimate for the project in compliance with National Instrument 43-101, based on a cut-off grade of 1.0 grams of gold per tonne which RMI deemed appropriate at that time. The RMI model was then incorporated into the Preliminary Assessment.

The Preliminary Assessment estimated a life of mine average cash operating cost of US$279 per ounce and a mining cut-off grade of 0.83 grams of gold per tonne. Micheal J. Lechner and Abdullah Arik of RMI (both of whom are Qualified Persons under NI-43-101) have reviewed the Preliminary Assessment and have agreed that the gold resources at Courageous Lake can be stated for public resource disclosure under National Instrument 43-101 incorporating a cut-off grade of
0.83 grams of gold per tonne.

Seabridge notes that the Preliminary Assessment incorporates inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and advises that there can therefore be no certainty that the estimates contained in the Preliminary Assessment will be realized.

Seabridge President and CEO Rudi Fronk said the Company is now evaluating the potential for a drill program which could further expand resources to the north

        =================================================================
            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711
and south of the known FAT deposit. "The recent Preliminary Assessment confirms that Courageous Lake's economics can be significantly enhanced by adding four years of mine life to the current estimate of 8.5 years. We believe this objective is reasonable based on the drill results obtained earlier this year which showed that the main mineralized zones of the two kilometer long FAT deposit likely extend 400 meters to the north and 850 meters to the south."

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.


ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN, KERR SULPHURETS AND HOG RANCH PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.


                                                ON BEHALF OF THE BOARD
                                                "Rudi Fronk," President & C.E.O.


For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net


    The SX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.